FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of June


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

                    Notification of Major Interest in Shares

On 4 June  2004,  BG Group plc  received  notification  from The  Capital  Group
Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act 1985, that Capital International Limited, an affiliate of The Capital Group Companies, Inc. had a notifiable interest in 104,252,589 ordinary shares of 10p representing 2.951% of the issued share capital of BG Group plc. Capital International Limited had previously notified (on 16 March 2004) an interest in 107,446,051 ordinary shares of 10p, representing 3.042% of the issued share capital of BG Group plc.

The total interest of The Capital Group Companies, Inc. is now 391,751,741 ordinary shares of 10p, representing 11.088% of the issued share capital of BG Group plc. The Capital Group Companies, Inc. had previously notified (on 5 April
2004) an interest in 389,438,195 ordinary shares of 10p, representing 11.024% of the issued share capital of BG Group plc.


BG Group plc
4 June 2004
www.bg-group.com


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 4 June 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary